Exhibit 2

DISCLAIMER This presentation contains forward - looking statements that can be identified by the use of forward - looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward - looking statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including in the section titled “Risk Factors” in our most recent Form F - 1 and 424 (b) prospectus . These documents are avaialble on the SEC Filings section of the investor relations section of our website at : https : //ir . vastaplatform . com . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our subsidiaries or affiliates nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . We have included in this presentation our EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio, which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of Adjusted EBITDA, Free Cash Flow and Adjusted Cash Conversion Ratio may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies .

INDEX November, 2020 3Q20 Earnings Presentation

The end of the 2020 cycle & Q3 Results 1 .

5 Highlights from 2020 sales cycle (4Q19 – 3Q20) The subscription revenue accumulated during the 2020 sales cycle (from 4Q19 to 3Q20) totaled R$691.7 million, a 18.3% growth versus last commercial year. Expansion of 4.8 p.p. in Adjusted EBITDA Margin in the same period. Vasta 4Q18-3Q19 % Net Rev. 4Q19-3Q20 % Net Rev. Chg.% Net Revenue 873,196 100.0% 1,017,128 100.0% 16.5% Subscription 584,582 66.9% 691,924 68.0% 18.4% Non-subscription 288,614 33.1% 325,204 32.0% 12.7% Adjusted EBITDA 196,086 276,259 40.9% Adj. EBITDA Margin 22.5% 27.2% 4.7 p.p. 2019 Sales Cycle 2020 Sales Cycle Numbers are unaudited and represent financial information for the last twelve months for the period indicated

COMMERCIAL CYCLE - FINANCIAL HIGHLIGHTS Net Revenues Gross Profit Adjusted EBITDA Net Loss Values in R$ (million) 1,017 873 4Q19 - 3Q20 4Q18 - 3Q19 609 505 4Q19 - 3Q20 4Q18 - 3Q19 276 196 4Q19 - 3Q20 4Q18 - 3Q19 - 28 - 77 4Q19 - 3Q20 4Q18 - 3Q19 Solid performance in all indicators - 64% 16% 21% 41%

7 Solid growth and strong resilience +18% growth vs 2019 Subscription revenue 585 716 692 (24) 2019 Subscription Revenue 2020 ACV Covid-19 impact 2020 Subscription Revenue 2020 Subscription Revenue was 18% higher than 2019 and only 3% bellow the expected ACV 2020 (716MM) after the impacts from Covid - 19, showing all the resilience of the business.

8 Predictive results following k - 12 seasonality % of Net Revenue per quarter¹ % of Adjusted EBITDA per quarter¹ 2019 2020 Q4 & Q1 together normally accounts for more than 70% of total revenues ( back to school purchases ) ¹ For 2020, the estimated percentage respects the seasonality of the last year and is based on the current business cycle for 20 21, that is, without considering additional impacts related to Covid - 19 36% 14% 14% 37% 38% 12% 14% 1Q 2Q 3Q 4Q 42% 0.4% 3% 55% 43% - 0.6% 4% 1Q 2Q 3Q 4Q

3Q20 & 9M20 FINANCIAL HIGHLIGHTS

Values in R$
(million)



Net Revenues
4%
141
136
3Q20
3Q19
4%
654
627
9M20
9M19
Gross Profit
5%
79
76
3Q20
3Q19
14%
376
328
9M20
9M19
Adjusted EBITDA
39%
12
9
3Q20
3Q19
19%
138
115
9M20
9M19
Net Loss
-41
-61
-33%
3Q20
3Q19
-68
-101
-33%
9M20
9M19

Plurall – Our digital platform : Engagement & New Features 2 .

100 k Connected Teachers 1.3 Million Students 72 K daily live classes +8 Million live classes since the beginning of lockdown of the educational web traffic of Brazilian students in private K - 12 uses Plurall as its digital learning platform 25% 5 0 % Domain Total Visits (1) (Millions) Traffic Share (%) Vasta (2) 39.5 49.6% Competitor A 17.4 21.8% Competitor P 4.7 5.9% Competitor G 4.2 5.3% Competitor E 3.8 4.8% Competitor O 3.7 4.7% Competitor B 2.8 3.5% Competitor C 1.5 1.9% Competitor U 1.3 1.7% Competitor F 0.5 0.6% Competitor D 0.2 0.2% Competitor T 0.0 0.0% Total Visits (1) 0 2,000,000 4,000,000 6,000,000 8,000,000 10,000,000 12,000,000 14,000,000 16,000,000 Jan Feb Mar Apr May Jun Jul Aug Sep Oct plurall.net Competitor A Competitor O Competitor E Competitor P Competitor G Competitor B Competitor C Competitor U Competitor F Competitor D Competitor T Source: Similar Web (www.similarweb.com) 1 Considers the period between July 2020 and September 2020. 2 Includes plurall.net, pdaredepitagoras.com.br and pdaredecrista.com.br. 3 Considers students above 11 years - old in Brazilian K - 12 private schools. Plurall 50% Plurall : the most relevant digital learning platform

The virtual store for teachers and students • Marketplace for 3rd party solutions • Free trial / experimentation phase through Plurall for converting into sales • Low investment with high return • Educational solutions with engaging environment that supports the hybrid learning at schools Next Steps in Digital Transformation:

Plurall Store

Developing digital content and services fine - tuned to students' brains Realtime brain analytics for the digital and hybrid classroom Redefining pedagogy for the new normal with a new understanding of brain behavior Preparing teachers with an edge no other K - 12 education company currently has Psychophysiology of Learning Innovative mental training program to improve student's concentration in balance with mental wellbeing (rollout in 2021)

learning book

The evolution of teaching and learning

"I believe in it's potential to create significant educational impact"
John Vamvakits- Global Director, Google for Education

Lenovo — plurall — anglo / Sistema de Ensino pH / par plataforma educacional — Google for Education

Chromebook *as a service:*

- Zero cost of ownership for the school and parents
- Fully managed by Somos
- Fully maintained by Lenovo
- No obsolescence (replaced by a new model every three years)



The largest K-12 private education platform in Brazil fully integrated:

- Students and teachers login on the device with their current Plurall ID.
- Hardware and software fully integrated in totally transparent experience.

Content and services from Somos' premium brands:

- Anglo, pH and Par partner schools have the highest levels of digital engagement within the Somos ecosystem.
- LearningBook leverages this to induce the full digital transformation of the adopting Schools

Excellence recognized by Google:

- First company in the World to have a joint digital education certification with Google
- Boosting the partner school brand and marketing

ESCOLA DIGITAL SOMOS
RECONHECIDA POR Google for Education

20k+ students for 2021

Mind Makers case: integrating start - ups has demonstrated significant results : 80% growth on first year 100 180 + 19 - 20 20 - 21 Sales of new contracts indexed (base 100 in 2020) Through a fast Integration of key commercial processes, farmers and hunters could sell Mind Makers since Day 1 Weekly digital training to farmers and hunters about coding and robotic Several events to present new products to our school base

What to expect for 2021 3 .

So far, ACV 21 is growing 21% and the process continues +21% growth vs 2020 Subs . Revenue or + 17 % vs 2020 ACV 573 716 692 835 (24) 2019 ACV 2020 ACV Covid-19 impact 2020 Subscription Revenue 2021 ACV 25% 21% ACV net of: ( - ) churn ( - ) historical returns (+) price increase (+) cross - sell and upsell (+) new clients 2021 ACV Growth 80 % relate to contracts of traditional learning systems and complementary solutions and 20 % regard contracts of learning system PAR

Investor Relations ir.vastaplatform.com